EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

relating to the

DIAGNOSTIC BUSINESS

between

Amplimedical S.p.A.

and

Nanogen Advanced Diagnostics, S.r.L.

and

Nanogen, Inc.

ASSET PURCHASE AGREEMENT, dated as of 19 April, 2006 (the “Agreement”),

BETWEEN:

Amplimedical S.p.A., a company organized in accordance with the laws of Italy, whose registered office is in Milan, Italy, Via Ripamonti no. 131/133, Registration among the Companies of Milan, Value-Added Tax and Tax Code number 00717050157 (the “Seller”);

AND

Nanogen Advanced Diagnostics, S.r.l., a company organized in accordance with the laws of Italy, whose registered office is in Assago, Italy, 44 Via Fermi (the “Buyer”);

AND

Nanogen Inc., a company organized in accordance with the laws of the State of Delaware, USA, with its principal office in San Diego, California (“Nanogen US”).

WHEREAS:

Seller is engaged, inter alia, in the business of the researching, developing, manufacturing, testing and distributing diagnostic products and kits; and

Seller intends to sell, assign, transfer and deliver to Buyer, and Buyer intends to purchase and acquire from the Seller, the Diagnostic Business (as defined below) upon the terms and subject to the conditions of this Agreement;

On 12 April, 2006 the Parties have completed the requirements of Law n. 428 of 29 December 1990, as amended;

On 13 April, 2006 Buyer, with Seller’s consent, has obtained the tax certificates indicated in Article 14 of Decree Law n. 472, which is attached hereto under Schedule 0;

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations and warranties, covenants and agreements contained herein, the parties hereby agree as follows:

1. DEFINITIONS

In this Agreement and in the Schedules attached hereto (“Schedules”):

1.1	“Accounts Payable”	Means the accounts payable of the Diagnostic Business accrued as of the Effective Date;

1.2	“Accounts Receivable”	Means, the accounts receivable of the Diagnostic Business accrued as of the Effective Date;

1.3	“Affiliate”	Means, in relation to any person, any other person which directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that first person. As used in this definition, “control” (including, with corresponding meanings, “controlled by”) shall have the meaning given to it by article 2359, paragraph 1, number 1 and 2 of the CC;

1.4	“Agreed Form”	Means the form of communication agreed by the parties set forth in Schedule 4.1;

1.5	“Authorizations”	Means any authorization, approval, consent, certificate, license, permission, permit from any governmental entity or body or pursuant to any law.

1.6	“Books and Records”	Means the books and records relating to the operation of the diagnostic business including all files, laboratory notebooks, books, documents or records (in whatever form comprised) related to the Diagnostic Business, including (i) books of account, general, financial, warranty and shipping records, invoices, supplier lists, pricing lists, maintenance, operating and production records; (ii) current and prospective customer and distributor lists and records, credit records of customers and distributors, customer and distributor marketing records call lists or similar materials, market research, marketing and media plans, advertising and promotional materials; (iii) design history files, device master records, research and development reports, product and component specifications, formulations and designs, plans, drawings, technical and design manuals, engineering records, lot records, flow diagrams, quality control or quality assurance records and data, software instrument, reagent and equipment validations, standard operating procedures, audits or assessments, testing results, manufacturing process reports, and other documentation relating to the manufacture, supply, testing, labeling or packaging of products or reagents related to the Diagnostic Business; (iv) correspondence and documentation relating to or required by Business Authorizations (including study protocols, study plans, pre-clinical and clinical study test results and data, and investigator and study site lists and contact reports, studies and bibliography of published reports relied upon to demonstrate safety and effectiveness, quality system certificates, pre-market submissions and applications, CE dossiers, annual certifications for renewal, recall procedures); (v) books and records relating to Intellectual Property, including copies of all software, source code, software documentation, development records and licenses; and (vi) employee and personnel records of the Transferred Employees,

1.7	“Business Day”	Means a day (other than a Saturday or Sunday) on which banks are open for business in Milan, Italy and in New York, USA;

1.8	“Business Authorizations”	Means all authorizations required for ownership and conduct of the Diagnostic Business as currently conducted.

1.9	“Corporate Books and Records”	Means the books and records related to the Seller’s corporate business including shareholder records, board of directors minutes, tax returns and parent company agreements and correspondence.

1.10	“Contracts”	Means any agreement or contract, including any sales or purchase order, related to the Diagnostic Business.

1.11	“Effective Date”	Means the date provided in Article 2.1 hereof.

1.12	“Diagnostic Business”	Means the Seller’s business division of researching, developing, manufacturing, producing, designing, marketing, distributing and selling diagnostic products and diagnostic related products, including, but not limited to, the in-vitro diagnostic reagents and instruments for heamochromocytometric tests, rapid tests for monitoring pregnancy, STDs, diabetes, and the dosage of steroid hormones to study fertility, and the molecular diagnostic reagents for the detection of infectious agents including but not limited to viruses such as HIV-1/2, hepatitis C, human papilloma, cytomegalovirus and bacteria such as C. pneumonia, and genetic tests including but not limited to MTHFR, Factor II, Factor V, connexin and beta thallasemia.

1.13	“Seller Disclosure Schedule”	Means the letter dated with the same date as this Agreement written by the Seller to the Buyer for the purposes of disclosing facts and circumstances of the Diagnostic Business in connection with the representations and warranties rendered pursuant to Article 5 of this Agreement;

1.14	“Equipment”	Means machinery, clinical laboratory instrumentation, fixtures, furniture, supplies, accessories, materials, equipment, parts, automobiles, trucks, vehicles, tooling, tols, molds, office equipment, computers, telephones and all other items of tangible property, in each case related to the Diagnostic Business;

1.15	“Excluded Assets and Liabilities”	Means any assets, contracts, license, lease, commitment, equipment, liabilities, debts, duties and obligations whatsoever, excluded from the sale and purchase of the Diagnostic Business;

1.16	“CC”	Means the Italian Civil Code;

1.17	“Intellectual Property”	Means (i) copyrights, including any rights relating to software, (ii) inventions (whether or not patentable), trade secrets, technical data, manufacturing and production processes and techniques, research and development information, product road maps and other proprietary information and materials, designs, tools, methods, processes, technology (iii) trade secrets, (iv) know-how, formulas and processes, and (v) financial, marketing and business data, customer and supplier lists, sui generis rights on data bases, whether or not any of these is registered, related to the Diagnostic Business, and including applications for registration of any such thing associated with the Diagnostic Business and/or actually used in the Diagnostic Business;

1.18	“Inventory”	Means all raw materials, work-in-process, finished goods, supplies, spare parts, reagents and other inventories related to the Diagnostic Business, wherever located and in whoever’s possession, including inventory held by, or in transit to or from, any supplier, distributor, sales agent, or consignee;

1.19	“Lien” or “Liens”	Mean any mortgage, lien, pledge, charge, security interest, adverse claim, title retention, conditional sale, or other encumbrance;

1.20	“Taxes”	Means all taxes, levies, duties, imposts, charges and withholding of any nature whatsoever regardless of whether any such taxes, levies, duties, imposts, charges, withholding, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the Diagnostic Business;

1.21	“T.F.R.” (Trattamento di Fine Rapporto)	Means the termination indemnity fund with respect to the Transferred Employees, including those with respect to the transferred agency agreements, in the amount accrued as of the Effective Date or agreed upon in writing between the Parties;

1.22	“Transferred Employees”	Means the employees, consultants, self employed contractors, project workers employed in the Diagnostic Business set forth in Schedule 2.1.(i), transferred to Buyer as part of the Diagnostic Business, and Messrs. Romei, Funes, Lanzetta, Stefanin, Quaroni and Fugazza, also set forth in Schedule 2.1.(i);

1.23	“Working Hours”	Means 9.00 a.m. to 5.00 p.m., Italian time on a Business Day.

2. SALE AND PURCHASE OF THE DIAGNOSTIC BUSINESS

2.1 Diagnostic Business

Upon the terms of this Agreement, the Seller hereby sells, assigns and transfers to Buyer, and Buyer hereby purchases, acquires and accepts from the Seller, free and clear of Liens, the Diagnostic Business as a going concern which includes the assets, properties and rights of every kind, tangible and intangible, wherever situated, used in and related to the Diagnostic Business as at and with effect from 00.01 a.m. on 1 May, 2006 (“Effective Date”), but excludes the Excluded Assets and Liabilities (as defined below).

The Diagnostic Business includes, without limitation, the following assets, properties and rights:

(a) All Business Authorizations listed in Schedule 2.1.(a);

(b) The legal status of awarded supplier (“aggiudicatario di gara”) as listed in Schedule 2.1.(b), to the extent the assignment of said status to the Buyer is not objected by the awarding entity;

(c) All service contracts and reagent rental agreements pertaining to the Diagnostic Business as listed in Schedule 2.1.(c);

(d) All Contracts pertaining to the Diagnostic Business, listed in Schedule 2.1.(d), other than the contracts listed in Schedule 2.2.(d);

(e) All Equipment listed in Schedule 2.1.(e);

(f) All Intellectual Property listed in Schedule 2.1.(f);

(g) All Inventory listed in Schedule 2.1.(g) which is transferred as is, except as provided in the Representations and Warranties;

(h) All regulatory approvals listed in Schedule 2.1.(h);

(i) All Employment Agreements relating solely to the employees, consultants, self employed contractors, and project workers (“collaboratori a progetto”) pertaining to the Diagnostic Business as exactly listed in Schedule 2.1.(i) and the employment agreements with Messrs. Romei, Funes, Lanzetta, Stefanin, Quaroni and Fugazza as per Schedule 2.1.(i) for a total of 44 individuals;

(j) All Agency Agreements relating to the agents pertaining to the Diagnostic Business as listed in Schedule 2.1.(j) (the agents being transferred to the Buyer shall be collectively referred to as the “Transferred Agents”). The parties acknowledge that Schedule 2.1.(j) also separately lists all agents engaged in promoting the sales of both products belonging to the Diagnostic Business and other lines of business of the Seller. The Parties agree that, following the execution of this Agreement, it will be executed with each such agent a separate agreement for the Diagnostic Business products and for other lines of business. The Seller shall be solely liable for all the indemnities, including termination indemnities, applicable to these agents with respect to the other lines of business, and promises to keep Buyer harmless from any Transferred Agents and non-transferred agents’ claim in this respect;

(k) All rights of recovery and rights under all warranties, representations and guarantees made by suppliers of products, materials or equipment, or components thereof, arising from or relating to the Diagnostic Business;

(l) All prepaid expenses related to the Diagnostic Business and all prepayments, retainers, or advance billings paid to the Seller with respect to any Contracts;

(m) All security deposits, guarantees, earnest deposits and all other forms of deposit or security placed with or by the Seller for the performance of a Contract. To the extent that the Seller’s guarantees are maintained with the customers, then the Buyer must provide to the Seller appropriate counter-guarantees of the same nature;

(n) All goodwill of the Diagnostic Business as going concern;

(o) The Liability for the “T.F.R.”, as defined under Article 1, which the Buyer shall take over as of the Effective Date. The Seller represents that the T.F.R for the Transferred Employees as of 31 December 2005 amounts to €349,641.00 (three hundred forty nine thousand six hundred forty one Euros) plus the amount associated with Ms. Fugazza and to be determined by Seller, subject to review and adjustments by the Buyer as provided under Article 3 of this Agreement. Without prejudice for Article 2.1.(j) of this Agreement, the parties agree that the termination indemnity for the Transferred Agents, as of the Effective Date, amounts to €150.000,00 (one hundred and fifty thousand Euros).

(p) The Liability for unpaid vacation which the Buyer shall take over as of the Effective Date and which, on 31 December 2005 amounts to €55,847.00 (fifty five thousand eight hundred forty seven Euros) and related social security contribution and taxes amounts to €17,942.00 (seventeen thousand nine hundred forty two Euros) plus the amount associated with Ms. Fugazza (collectively the “Unpaid

Vacation”) and to be determined by Seller and subject to review and adjustments by the Buyer as provided under Article 3 of this Agreement.

(q) All Books and Records (with the exclusion of the Corporate Books and Records, which shall be kept by the Seller and upon request Buyer shall have the right to obtain copies thereof) which upon request shall be made available to the Seller who shall have the right to obtain copies thereof. The parties should work in good faith to make sure that each of them has either the original or the photocopies of the original that they need to comply with their respective legal obligations.

2.2 Excluded Assets and Liabilities

The Diagnostic Business does not include, and the Seller is not selling, assigning, transferring, or delivering, and neither Buyer is purchasing, acquiring, accepting, assuming or incurring any of the assets, properties, rights, liability or indebtedness set forth in Article 2.2 of this Agreement (collectively, the “Excluded Assets and Liabilities”), namely:

(a) All cash deposited in the bank accounts of the Seller;

(b) All Accounts Receivable;

(c) All Accounts Payable;

(d) The contracts, assets, properties and rights other than those specifically listed under paragraph 2.1 above and specifically, but without limitation, those listed in Schedule 2.2.(d);

(e) Royalty obligations accrued as of the Effective Date;

(f) The Corporate Books and Records;

(g) Any and all product liability, warranty and similar claims for damages or injury to person or property, claims of infringement of Intellectual Property rights, employee claims, environmental liabilities, indebtedness, and all other liabilities, regardless of when made or asserted, which arise out of or are based upon any events occurring or actions taken or omitted to be taken by the Seller, or otherwise arising out of or incurred in connection with the conduct of the Diagnostic Business, on or before the Effective Date;

(h) Any salary, wage, fringe benefit, social security and other payroll tax and contribution pertaining to the Transferred Employees and any agency fees (provvigioni e contribuzioni fondo Enasarco) to independent agents, business finders (procacciatori d’affari), distributors and brokers accrued prior to the Effective Date; and

(i) Any and all debt and liability of Seller relating to the Diagnostic Business (other than the TFR and debt for Unpaid Vacation as indicated above) which are not hereby specifically transferred to Buyer or hereby specifically assumed by Buyer, including without limitation any and all debt and liability pertaining to the ongoing negotiations with Argene S.A. (“Argene”). The Seller shall indemnify and keep the Buyer harmless from and against any and all debt, liability claims, and costs relating to the Diagnostic Business (other than the TFR and debt for Unpaid Vacation as specified above) which third parties may claim or demand against the Buyer and which arise out of or are based upon any events occurring or actions taken or omitted to be taken by the Seller, or otherwise arising out of or incurred in connection with the conduct of the Diagnostic Business, on or before the Effective Date.

2.3 Transferred Employees

The Transferred Employees are transferred to the Buyer as of the Effective Date and subject to the rules set forth in CC’s Article 2112 and in Article 47 of Law 428/1990, as amended by Law 18/2001, to the extent applicable. The Seller shall be responsible for and keep the Buyer harmless from and against any and all employment claims, costs and liabilities arising in respect of any of the Transferred Employees (other than the TFR and Unpaid Vacation, as specified above) which arise out of or are based upon any events occurring or actions taken or omitted to be taken by the Seller, or otherwise arising out of or incurred in connection with the conduct of the Diagnostic Business, on or before the Effective Date. Additionally, the Seller shall indemnify and keep the Buyer harmless from and against any and all claims and costs (up and until an amount corresponding to his/her yearly gross salary for each concerned employee) that Seller’s employees, not included within the Transferred Employees, as exactly and completely listed in Schedule 2.1.(i)-bis, may claim or demand against the Buyer and which arise out of, or are based upon, any event occurring or actions taken or omitted to be taken by the Seller, or otherwise arising out of, or incurred in connection with the conduct of the Diagnostics Business, including the claim to have performed tasks pertaining to the Diagnostics Business and to become therefore hired by Buyer after the Effective Date for such reason by virtue of a court’s order.

2.4 Amplifon S.p.A.

It is acknowledged that Seller’s parent company, Amplifon S.p.A., executes in sign of acceptance of this Section 2.

3. CONSIDERATION

3.1 Amount of Consideration

Subject to adjustments as provided in Article 3.2 of this Agreement, the consideration to be paid by Buyer to Seller for the Diagnostic Business is the amount of €8,930,000.00 (eight million nine hundred thirty thousand Euros) less the following amounts (which shall all be subject to adjustments in accordance with Article 3.2 below):

(i) the accrued amount of T.F.R. and Unpaid Vacation estimated by the Seller as of the Effective Date in €623,430.00 (six hundred twenty three thousand four hundred thirty Euros),

(ii) €170,000.00 (one hundred seventy thousand Euros) which, with regard to Argene product lines, is estimated by Seller as being equal to 75 (seventy five) percent of the aggregate amount of:

(a) Loss of margin deriving from loss of turnover, calculated by Seller by applying the following formula:

(2006 Budget Turnover – 2006 Forecast Turnover) x [(2005 Turnover – 2005 Cost of Goods) / 2005 Turnover]

plus

(b) Loss of margin on 2006 Forecast Turnover, calculated by Seller by applying the following formula:

{[(2005 Turnover – 2005 Cost of Goods) / 2005 Turnover]– [(2006 Forecast Turnover – 2006 Cost of Goods) / 2006 Forecast Turnover]} x 2006 Forecast Turnover

and thus the amount of €8,136,570.00 (eight million one hundred thirty-six thousand five hundred seventy Euros) (the “Consideration”) payable part cash and part with a convertible promissory note, as described hereunder. The allocation of the Consideration among the various assets of the Diagnostic Business is severally set forth in Schedule 3.1 and specifically in the respective Schedules.

3.2 Adjustments of Consideration

The parties agree that the Consideration set forth above is to be deemed as a provisional consideration (“Provisional Consideration”), and has been based on the balance sheet (“Situazione patrimoniale di cessione”) of the Diagnostic Business as of 31 December 2005 as prepared by the Seller prior to the date of execution of this Agreement and enclosed herewith under Schedule 3.2 (the “Preliminary Date Balance Sheet”). The overall 270-day period following the Effective Date is herein defined as “Adjustment Period”.

(i) Within 90 days following the date of execution of this Agreement, the Buyer will prepare and deliver to the Seller a balance sheet (“Situazione Patrimoniale di Closing”) of the Diagnostic Business as of the Effective Date (the “Effective Date Balance Sheet”). However, the parties acknowledge that the amount of the “fondo indennità agenti” has been determined by the Seller on basis of the Seller’s past track record of payment to agents and Buyer agrees not to question said amount. The Seller shall have sixty (60) days after the receipt of the Effective Date Balance Sheet (the “Seller’s Review Period”) to review the work papers and other documents generated or reviewed by Buyer in connection with the preparation thereof. The Seller shall have the right to examine and make copies of the work papers and other documents generated or reviewed in connection with the preparation of the Effective Date Balance Sheet. If, within the Seller’s Review Period, the Seller notifies Buyer in writing that it disagrees with the calculation of the Effective Date Balance Sheet or any component thereof, specifically identifying the item(s) and amount(s) in dispute and the basis for such dispute (a “Notice of Disagreement”), the parties shall use their reasonable efforts to reach agreement within the 30-day period following the delivery of the Notice of Disagreement, or such longer period as may be agreed upon by the parties (the “Resolution Period”). Any item(s) on the Effective Date Balance Sheet not identified in writing as a disputed item in the Notice of Disagreement shall be deemed to have been accepted and not subject to any further review or change. During the initial 20 days of the Resolution Period, the parties shall act in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. If the disagreement shall not have been resolved at the end of such 20-day period, the Parties may select a mutually satisfactory “big four” accounting firm or any other accounting firm mutually agreed to finally resolve the disagreement. If the Parties cannot agree on the accounting firm by the 20th day of the Resolution Period, the accounting firm shall be Ernst and Young, Milan office. The firm agreed upon or designated hereunder if the parties do not agree is referred to as the “Arbitrator”. The Arbitrator shall act as an arbitrator within the terms set forth in Section 1349 of the Italian Civil Code first paragraph (con equo apprezzamento) but, notwithstanding anything to the contrary provided therein, the decision of the Arbitrator, in accordance with the provisions hereof, shall be rendered within the 30-day period following the Arbitrator’s acceptance of his engagement and shall be final and binding with respect to the matters so arbitrated and there shall be no right of appeal therefrom. The fees and expenses of the Arbitrator hereunder shall be borne by the Seller and Buyer in the same proportion.

(ii) Within 210 (two hundred and ten) days following the date of execution of this Agreement, the Buyer shall prepare and deliver to the Seller a list of the denied assignments (“Denied Assignments”) and shall make available to the Seller all the documentation relating to said denied assignments. The Seller shall have twenty (20) days after the receipt of the Denied Assignments (the “Seller’s Review Period”) to review the work papers and other documents generated or filed by Buyer in connection with the communications and procedures provided in Article 4.4 hereunder. The Seller shall have the right to examine and make copies of the work papers and other documents generated or filed in connection with the said communications and procedures. If, within the Seller’s Review Period, the Seller notifies Buyer in writing that it disagrees with the Denied Assignments or any components thereof, specifically identifying the item(s) and amount(s) in dispute and the basis for such dispute (a “Notice of Disagreement”), the parties shall use their reasonable efforts to reach an agreement within the 10-day period following the delivery of the Notice of Disagreement, or such longer period as may be agreed upon by the parties (the “Resolution Period”). Any item(s) on the Denied Assignments not identified in writing as a disputed item in the Notice of Disagreement shall be deemed to have been accepted and not subject to any further review or change. During the initial 5 days of the Resolution Period, the parties shall act in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. If the disagreement shall not have been resolved at the end of such 5-day period, the Parties may select a mutually satisfactory arbitrator to finally resolve the disagreement. If the Parties cannot agree on the arbitrator the 10th day of the Resolution Period, the arbitrator shall be designated by the president of the Milan Bar Association. The person agreed upon or designated hereunder if the Parties do not agree is referred to as the “Arbitrator”. The Arbitrator shall act as an arbitrator within the terms set forth in Section 1349 of the Italian Civil Code first paragraph (con equo apprezzamento) but, notwithstanding anything to the contrary provided therein, the decision of the Arbitrator, in accordance with the provisions hereof, shall be rendered within the 20-day period following the Arbitrator’s acceptance of his engagement and shall be final and binding with respect to the matters so arbitrated and there shall be no right of appeal therefrom. The fees and expenses of the Arbitrator hereunder shall be borne by the Seller and Buyer in the same proportion.

(iii) At the end of the Adjustment Period ,the Consideration shall be:

(a) either increased or decreased by the difference, if any, between the assets and liabilities of the definitive Effective Date Balance Sheet and the assets and liabilities of the Preliminary Date Balance Sheet; and

(b) decreased, in case of public tenders, by an amount equal to the Aggregate Turnover arising from any of the awards with regard to which, after the Effective Date, the assignment to the Buyer of the legal status of awarded supplier (“aggiudicatario di gara”) has been denied by the awarding entity, provided that the denial is not due to Buyer’s fraud or ordinary negligence (“colpa”), multiplied by 0.50 (fifty percent). The Aggregate Turnover is agreed between the parties to be that specified, for each single public tender, in Schedule 2.1.(b); and

(c) further decreased:

(i)	in the case the Seller executes a settlement agreement with Argene by and no later than the Effective Date, by applying the formula under 3.1.(ii) above, provided, however, that €170,000.00 (one hundred seventy thousand Euros) have already been deducted in accordance with same Article 3.1.(ii) and that no price adjustment will occur in the event the losses of margin governed by this Article 3.2.(c)(i) are not higher than such amount of €170,000.00 (one hundred seventy thousand Euros); or

(ii)	in the case the Seller has not executed a settlement agreement with Argene by the Effective Date, by the amount of €262,500.00 (two hundred sixty-two thousand five hundred Euros); the Buyer acknowledges that in the case governed by this Article 3.2.(c)(ii), €170,000.00 (one hundred seventy thousand Euros) have already been deducted from the Consideration in accordance with Article 3.1.(ii) and

(iii)	in either event contemplated under paragraphs (i) and (ii) above, the Seller acknowledges that this is not a transferred liability and that it has a continuing responsibility under Schedule 5.2.

3.3 Payment of Consideration and Certain Guarantees by Seller and Buyer

The Consideration shall be paid by Buyer or by Nanogen US on behalf of the Buyer, as follows:

(a) 75% (seventy-five percent) of the Provisional Consideration (the “First Installment Amount”) shall be paid to Seller at the time of the execution of this Agreement by the delivery of a convertible promissory note in the form attached hereto as Schedule 3.3 (a) for the principal amount equal to the First Installment Amount (the “Note”).

(b) The balance of the Final Consideration, increased or decreased pursuant to Article 3.2 (iii) letters (a), (b), and (c)(i) and (c)(ii) of this Agreement, shall be paid to Seller within 5 days as of the expiration of the Adjustment Period in cash (“Cash Installment”) by means of an Italian bank’s cheque to the Seller or by means of wire transfer of funds on the bank account indicated by the Seller. Specifically, the Cash Installment shall be calculated deducting from the Final Consideration the amount of the First Installment Amount as defined under letter (a) above. As guarantee of payment of the Cash Installment Buyer delivers to Seller, at the execution of this Agreement, a letter of credit issued by a primary U.S. bank in a form satisfactory to the Seller and payable from February 1, 2007, for an amount equal to 25% of the Provisional Consideration, i.e., €2,034,142.50 (two million thirty-four thousand one hundred forty-two point fifty Euros) effective until April 19, 2007.

The Parties hereby agree that payment of the balance of the Final Consideration, as per letter (b) above, shall not give rise to interest.

In consideration of the fact that Buyer agrees not to be entitled to reduce the amount guaranteed by the above letter of credit, Seller delivers to Buyer three bank guarantees issued by a primary Italian bank in a form satisfactory to the Buyer, as a guarantee of the three price adjustments under Article 3.2.(iii) letters (a), (b) and (c), in the amounts of €400,000.00 (four hundred thousand Euros), €200,000.00 (two hundred thousand Euros) and €92,500.00 (ninety-two thousand five hundred Euros) respectively and all payable from February 1, 2007.

3.4 Invitrogen and UNG Products

Seller acknowledges that the ultimate settlement of any and all possible claims that Invitrogen may have in relation to the Diagnostics Business and the full transferability of licenses granted by Invitrogen for UNG technology for products of the Diagnostics Business is a priority for Buyer and that the Consideration has been calculated also taking into account adequate settlement arrangements and undertakings in this respect under the terms and conditions acceptable to Buyer. Buyer acknowledges that Seller has entered into a license agreement with Invitrogen, which includes certain settlement arrangements and undertakings, but which, however, is not presently acceptable to Buyer because (a) the granted licenses are not freely transferable to Buyer in accordance with this Agreement without prior written consent by Invitrogen and (b) certain payables by Seller on account of “entry fee” and “back royalties” become due after the date of the execution of this Agreement or after the Effective Date. Therefore, the Parties agree that Seller shall indemnify and keep the Buyer harmless from and against any and all claims and costs claimed by Invitrogen and that, in any event:

(i) If Seller, on the date of the execution of this Agreement, provides adequate evidence that Invitrogen has granted its written consent to the transfer of the license agreement to Buyer, but does not provide evidence that all payments to Invitrogen on account of “entry fee” or “back royalties” have been made, Seller shall pay any and all amounts due to Invitrogen within the terms set forth in the license agreement, or shall pay to Buyer, no later than February 1, 2007 as a further reduction of the Consideration, the amount of €115,000.00 (one hundred fifteen thousand Euros), less the amounts paid by Seller to Invitrogen within such date. As a guarantee of such obligation, Seller delivers, on the date of the execution of this Agreement, a bank guarantee issued by primary Italian bank in a form satisfactory to Buyer in the amount of €115,000.00 (one hundred fifteen thousand Euros), which will become payable on February 1, 2007 if Seller will not provide adequate evidence that payments to Invitrogen have been performed, in the outstanding amount. Seller shall remain Invitrogen sole debtor and no joint liability nor transfer of liability shall be construed upon this Article 3.4.(i), but Buyer shall not be entitled to retain and shall reimburse to Seller any and all amounts received in accordance with such clause and relating bank guarantee, if Seller performs the outstanding payments after 31 December, 2006.

(ii) If Seller, on the date of the execution of this Agreement, does not provide adequate evidence that Invitrogen has granted its written consent to the transfer of the license agreement to Buyer, Seller shall have time until the Effective Date to obtain such written consent. If Seller does not obtain Invitrogen’s written consent within the Effective Date, Seller shall pay to Buyer the amount of €250,000.00 (two hundred fifty thousand Euros), which will become payable on 30 June 2006, as further reduction of the Consideration. As a guarantee of such obligation, Seller delivers, on the date of the execution of this Agreement, a bank guarantee issued by primary Italian bank in a form satisfactory to Buyer in the amount of €250,000.00 (two hundred fifty thousand Euros), which will become payable on 30 June, 2006. Seller shall remain Invitrogen sole debtor and Seller shall indemnify and hold Buyer harmless for any claim, payment or obligation towards Invitrogen. Buyer shall be entitled to retain any and all amounts received in accordance with this Article 3.4.(ii) even if Seller provides evidence that Invitrogen has granted its written consent after the Effective Date;

(iii) If Seller, on the Effective Date, provides adequate evidence that Invitrogen has granted its written consent to the transfer of the license agreement to Buyer, Article 3.4(i) above shall apply mutatis mutandis.

3.5 Agreement on final amount

The Parties shall execute an agreement acknowledging the final amount of the Consideration (“Final Consideration”) within 5 days from either the acceptance of any proposed adjustment to Consideration or from the resolution of any dispute as provided above.

4. ACTIONS AFTER EXECUTION

4.1 Notification of Transfer of the Diagnostic Business

Immediately after the execution of this Agreement, the Seller shall send out notices in the Agreed Form to all of the Seller’s suppliers, customers, licensors in respect of the Diagnostic Business and all the contracting parties to the Contracts informing them of the transfer of the Diagnostic Business.

4.2 Registration of the Common Stock of Nanogen US

(a) Filing of Registration Statement. Nanogen US shall prepare and Nanogen US shall use its reasonable best efforts to file with the United States Securities and Exchange Commission (“SEC”), within 15 days from the Effective Date, a registration statement on Form S-3 (the “Registration Statement”) covering the resale of the shares of Common Stock of Nanogen US issuable upon conversion of the Note (the “Registrable Shares”) and shall use reasonable best efforts to cause such Registration Statement to be declared effective by the SEC as soon as practicable; provided, that, Seller shall provide to Nanogen US all such information and materials, as listed in Schedule 4.2.(a), requested in order to permit Nanogen US to comply with all applicable SEC requirements. Such provision of information is a condition precedent to the obligations of Buyer and Nanogen US pursuant to this Paragraph (a). In the event that Form S-3 is not available for the registration of the resale of Registrable Shares, Nanogen US shall register the Registrable Shares on Form S-3 as soon as such form is available.

(b) Registration Period. So long as the Buyer or Nanogen US have not prepaid the Note in full, Nanogen US shall cause the Registration Statement to remain effective until the earlier to occur of (the “Registration Period”) the date on which all of the Registrable Shares covered by the Registration Statement (i) have been sold to the public and (ii) become eligible for resale pursuant to Rule 144 (as defined below). Nanogen US shall not be obligated to effect the Registration Statements, or to file any amendment or supplement thereto, and may suspend the rights to make sales pursuant to an effective Registration Statement, at any time when the filing thereof at the time requested, or the offering of securities pursuant thereto, (i) would, in the good faith judgment of Nanogen US and its counsel, materially and adversely affect a pending or proposed acquisition, merger, recapitalization, consolidation, reorganization, joint venture, divestiture, tender offer, financing or similar transaction of Nanogen US or one of its Affiliates, or negotiations, discussions or pending proposals related thereto or (ii) would materially and adversely impact the Buyer or Nanogen US, including by requiring, in the good faith judgment of Nanogen US and its counsel, the disclosure of an event or state of facts relating to Nanogen US or its Affiliates which is material to Nanogen US and the disclosure of which could be adverse to Nanogen US.

(c) Information for Seller. Buyer and/or Nanogen US shall promptly inform Seller in writing of the date when the Registration Statement is filed, when it is declared effective, of the decision not to effect the Registration Statement, or not to file a supplement or amendment thereto, or to suspend the resale rights pursuant to the Registration Statement and, without limitation to the foregoing, of any and all circumstances relating to filing of the Registration Statement or to its effectiveness which is material or could be of interest to the Seller for the purposes of this Agreement.

(d) Registration Expenses. All costs and expenses incurred in connection with the registration of the Registrable Shares, including but not limited to the reasonable fees of counsel (not to exceed US$10,000), shall be borne by Nanogen US, provided however that Seller shall be responsible for all selling commissions or underwriting discounts applicable to the sale of Registrable Shares.

(e) Obligations of Buyer and Nanogen US. So long as Buyer or Nanogen US have not prepaid the Note in full:

(i) During the Registration Period Nanogen US shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep the Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Shares of Nanogen US covered by such Registration Statement in accordance with the intended methods of disposition by the Seller as set forth in the Registration Statement.

(ii) During the Registration Period Nanogen US shall use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of the Registration Statement, or the suspension of the qualification of any of the Registrable Shares for sale in any jurisdiction and, if such an order or suspension is issued, use reasonable best efforts promptly to obtain the withdrawal of such order or suspension and notify Seller of the issuance of such order and the resolution thereof.

(iii) During the Registration Period Nanogen US shall furnish the Seller, without charge, any preliminary or final prospectus as the Seller may reasonably request from time to time in order to facilitate the disposition of the Registrable Shares.

(iv) During the Registration Period Nanogen US shall use its reasonable best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by the Seller of the Registrable Shares covered by the Registration Statement under such other securities or “blue sky” laws of all applicable jurisdictions in the United States and (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period; provided, however, that Nanogen US shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4.2(e)(iv), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. Nanogen US shall promptly notify the Seller of the receipt by Nanogen US of any notification with respect to the suspension of the registration or qualification of any of the Registrable Shares for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

(v) Nanogen US shall use its reasonable best efforts to secure designation and quotation of all the Registrable Shares on the Nasdaq National Market.

(vi) With a view to making available to the Seller the benefits of Rule 144 (“Rule 144”) promulgated under the Securities Act of 1933, as amended (the “1933 Act”) or any other similar rule or regulation of the SEC that may at any time permit the Seller to sell securities of Nanogen US to the public without registration, until the earlier of (x) date on which all of the Registrable Shares have been sold to the public or (y) the date two years after the date of this Agreement, Nanogen US agrees to:

a. make and keep public information available, as those terms are understood and defined in Rule 144; and

b. file with the SEC in a timely manner all reports and other documents required of Nanogen US under the 1933 Act and the 1934 Act so long as Nanogen US remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144.

(vii) In the event any Registrable Shares are included in the Registration Statement under this Agreement:

a. For the purposes of this paragraph, “Person” shall mean an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a governmental entity or any other entity or body. To the extent permitted by law, Nanogen US will, and hereby does, indemnify, hold harmless and defend the Seller, the directors, officers, members, partners, employees, agents, representatives of, and each Person, if any, who controls any Seller within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees or expenses (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Shares are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if Nanogen US files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, or (iii) any violation or alleged violation by Nanogen US of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Shares pursuant to the Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”). Subject to Section 4.2(e)(vii)c., Nanogen US shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 4.2(e)(vii)a.: (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to Nanogen US by or on behalf of such Indemnified Person or for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto; (ii) shall not be available to the extent such Claim is based on a failure of the Seller to deliver or to cause to be delivered in accordance with Rule 174 of the 1933 Act the prospectus made available by Nanogen US, including a corrected prospectus, if such prospectus or corrected prospectus was timely made available to the Seller by Nanogen US pursuant to Section 4.2(e)(iii); and (iii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of Nanogen US, which consent shall not be unreasonably withheld or delayed.

b. The Seller will, and hereby does indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 4.2(e)(vii)a., Nanogen US, each of its directors, officers, employees, agents, representatives of, and each Person, if any, who controls Nanogen US within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to Nanogen US by the Seller expressly for use in connection with such Registration Statement; and, subject to Section 4.2(e)(vii)c., the Seller will reimburse any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 4.2(e)(vii)b. and the agreement with respect to contribution contained in Section 4.2(e)(vii)d. shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed; provided, further, however, that the Seller shall be liable under this Section 4.2(e)(vii)b. for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to the Seller as a result of the sale of Registrable Shares pursuant to the Registration Statement.

c. Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 4.2(e)(vii) of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 4.2(e)(vii), deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for all such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate reasonably with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or Claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such Claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 4.2(e)(vii), except to the extent that the indemnifying party is materially prejudiced in its ability to defend such action.

d. To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under this Section 4.2(e)(vii) to the extent permitted by law; provided, however, that contribution by any seller of Registrable Shares shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Shares pursuant to the Registration Statement, unless such liability is based on fraud or misconduct by such seller.

4.3 Seller’s Obligations; Seller’s Investment Representations

(a) The information to be supplied by or on behalf of the Seller in writing to Buyer for inclusion or incorporation by reference in the Registration Statement to be filed by Nanogen US shall not at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(b) The Seller understands and agrees that, unless and until the Registration Statement shall have been filed and become effective, the shares of Common Stock issued upon conversion of the Note shall be restricted stock and that all transfers of such shares shall be effected in compliance with any and all applicable securities laws (including United States federal and state and Italian) relating to the offer, sale or transfer of securities. Seller further acknowledges that so long as any shares are restricted stock, the certificates representing the shares issued upon conversion of the Note shall bear a restrictive legend in the following form:

Legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE BLUE SKY LAW OR REGULATION (THE “STATE ACT”). THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR TRANSFERRED UNLESS THEY HAVE FIRST BEEN REGISTERED UNDER THE ACT AND UNDER ANY APPLICABLE STATE ACT OR UNLESS COUNSEL ACCEPTABLE TO THE COMPANY HAS GIVEN AN OPINION THAT SUCH REGISTRATION IS NOT REQUIRED.

(c) Seller represents and warrants as follows:

(i) The Seller is an “accredited investor” as defined in Rule 501(a) under the 1933 Act.

(ii) The Seller is purchasing the Note and the Registrable Shares (collectively, the “Securities”) for its own account as principal, for investment purposes only, and, except with respect to the resale of the Registrable Shares as contemplated by Section 4.2, not with a present view to, or for, resale, distribution or fractionalization thereof, in whole or in part, within the meaning of the 1933 Act. The Seller shall not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Securities, except in compliance with the terms of the Note, this Agreement and the registration requirements of the 1933 Act, or an exemption thereunder.

(iii) The Seller has had an opportunity to ask questions of and receive answers from Nanogen US or a person acting on behalf of Nanogen US concerning the terms and conditions of the sale of the Securities and the business, properties and financial condition of Nanogen US and has received and considered all information it deems relevant to make an informed investment decision.

(iv) The Seller acknowledges and agrees that the Securities may not be resold, transferred, pledged or hypothecated (i) except in a transaction registered under the 1933 Act or (ii) unless an exemption from such registration is available and, if Nanogen US so requests in writing, an opinion of counsel reasonably satisfactory to Nanogen US is obtained to the effect that the transaction is so exempt; provided, however, that an opinion of counsel shall not be required upon the transfer by the Seller of any securities to its Affiliates if such Affiliate is an “accredited investor” as defined in Rule 501(a) under the 1933 Act and such Affiliate agrees to be bound by the restrictions in this Agreement.

4.4 Buyer’s Obligations

The Buyer shall, within 60 days as of the Effective Date, carry out the communications and procedures provided by Article 35 L. 109/1994 and D.P.C.M. n. 187/1991 in order to succeed to the Seller in the legal status of awarded supplier. Seller shall provide any and all assistance that is necessary or useful to the transfer to the Buyer of the Contracts and of the legal status of accredited supplier as provided in Article 2.1.(b).

4.5 Delivery of documents

All notices, correspondence, orders, notices of public or private tenders, bids or inquiries relating to the Diagnostic Business which are received by the Seller after the execution of this Agreement shall be delivered to the Buyer immediately after receipt.

5. SELLER’S REPRESENTATIONS AND WARRANTIES AND INDEMNIFICATION

5.1 Seller’s Warranties

The Seller represents and warrants to the Buyer and Nanogen US that each of the representations and warranties set forth in Schedule 5.1 (“Warranties”) is accurate in all material respects at the date of this Agreement.

5.2 Indemnification

Any and all (i) breach of the representations or warranties made by Seller in this Agreement (including any Schedules to this Agreement); (ii) breach or violation of or failure to fully perform any covenant, agreement or obligation of Seller in this Agreement (including any Schedules to this Agreement), as well as (iii) the presence of undisclosed liabilities pertaining to the Diagnostic Business and (iv) the absence of assets of the Diagnostic Business in the quantity and quality promised shall give rise to the indemnification set forth in Schedule 5.2 of this Agreement.

5.3 Responsibility of Amplifon S.p.A.

In the event of direct or indirect change of control of the Seller or in the event of liquidation or inability of the Seller to perform its obligations under this Agreement, Amplifon S.p.A., who executes this Agreement in sign of acceptance, shall be bound towards the Buyer for all the Seller’s liabilities, representations, warranties and indemnifications.

6. BUYER’S REPRESENTATIONS AND WARRANTIES

The Buyer and Nanogen US represent and warrant to the Seller that:

•	the Buyer and Nanogen US have the requisite power and authority to enter into and perform this Agreement.

•	this Agreement constitutes binding obligations of the Buyer and of Nanogen US;

•	the execution and the performance by the Buyer and by Nanogen US of its obligations under this Agreement will not:

(i)	result in a breach of any provision of the articles of association, or by-laws of the Buyer and of Nanogen US respectively;

(ii)	result in a breach of, or constitute a default under, any instrument to which the Buyer and/or Nanogen US is a party or by which the Buyer and/or Nanogen US is bound and which is material in the context of the transactions contemplated by this Agreement;

(iii)	result in a breach of any order, judgment or decree of any court or governmental agency or by which the Buyer or Nanogen US is bound and which is material in the context of the transactions contemplated by this Agreement.

7. FURTHER COVENANTS OF THE PARTIES

7.1 Assets Relating or Not Relating to the Diagnostic Business

(a) The Buyer undertakes that, if, after the execution of this Agreement, it becomes aware that it has in its possession assets owned by the Seller, or any Affiliate of the Seller, that do not form part of the Diagnostic Business, it shall transfer such assets to the Seller or to any person at the Seller’s direction as soon as reasonably practicable. Any transfer of such assets under the provisions of this sub-clause shall be at no consideration to the Seller, any of its Affiliates or to any person to whom the Seller directs the transfer of such assets, save for the reasonable costs of delivery to the Seller or as the Seller directs.

(b) The Seller undertakes that, if, after the execution of this Agreement, it becomes aware that it has in its possession or ownership assets that form part of the Diagnostic Business, it shall transfer such assets to the Buyer or to any person at the Buyer’s direction as soon as reasonably practicable. Any transfer of such assets under the provisions of this sub-clause shall be at no consideration to the Buyer, any of its Affiliates or to any person to whom the Buyer directs the transfer of such assets, save for the reasonable costs of delivery to the Buyer or as the Buyer directs.

7.2 Payments Received by the Seller

The Seller shall, as soon as possible after receipt thereof, pay to the Buyer an amount equal to any monies which the Seller actually receives after the execution of this

Agreement to the extent that such monies were part of the Diagnostic Business sold pursuant to this Agreement or otherwise are agreed under this Agreement to belong to or be payable to the Buyer.

7.3 Payments Received by the Buyer

The Buyer shall, as soon as reasonably practicable, after receipt thereof, pay to the Seller (or as the Seller may direct) an amount equal to any monies which the Buyer actually receives after the execution of this Agreement to the extent that such monies were not part of the Diagnostic Business sold to the Buyer pursuant to this Agreement or otherwise are agreed under this Agreement to belong to or be payable to the Seller.

7.4 Non Competition

The Seller confirms that it will be bound by the non-competition obligation provided for by CC Article 2557 with regard to the Diagnostic Business. Neither the Seller nor any of its Affiliates, controlling shareholders (directly or indirectly) and directors, shall, directly or indirectly, carry out any activity competing with the Diagnostic Business for a period of five (5) years following the execution of this Agreement.

7.5 Non Solicitation

Except for what regards Mr. Sergio Franzoni, the parties undertake that they will not, and shall procure that each of their Affiliate will not, within 2 (two) years from the date of execution of this Agreement solicit or entice away from the employment of the other party or any Affiliate of the other party, any employee or person with whom the Buyer or the Seller has had contact in connection with the transactions contemplated hereby (save where such solicitation or enticement is solely as a result of an advertisement or advertisements not specifically targeted at such persons).

8. REMEDIES AND WAIVERS

8.1 Delay or Omission

No delay or omission on the part of either party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement or any other documents referred to in it shall impair such right, power or remedy or operate as a waiver thereof.

8.2 Cumulative Rights

The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law unless otherwise stated herein.

9. COOPERATION

9.1 Without prejudice to any restriction or limitation on the extent of any party’s obligations under this Agreement, each of the parties shall do or procure the doing of all such acts and/or execute or procure the execution of all such documents in a form reasonably satisfactory to the party concerned as they may reasonably consider necessary to transfer the Diagnostic Business to the Buyer or otherwise to give the other party the full benefit of this Agreement.

9.2 The Seller and its parent company Amplifon S.p.A. who is executing this Agreement in sign of acceptance of this provision, jointly agree for a period of not less than 5 (five) years from the Effective Date to reasonably provide – with an understanding that the Transferred Employees having knowledge of the Diagnostics Business will no longer be employed by the Seller and Amplifon S.p.A. will no longer employ personnel with knowledge of the Diagnostics Business – any and all useful and needed assistance on a timely basis, including but not limited to, making available all the necessary documents, and issuing the necessary and useful certificates and declarations, in order for the Buyer to be accepted as supplier of the public administration under the relevant and applicable legislation (including D.L. 24 July 1992, no. 358, Law 109/94).

10. ENTIRE AGREEMENT, VARIATION AND COUNTERPARTS

10.1 Contextual Notarial Deed

The Parties agree and acknowledge that on same date with respect to this Agreement they entered into an asset purchase agreement before a notary for the sole purposes of fulfilling form and publicity requirements pursuant to Article 2556 CC and that in any event the relations between the Parties shall be governed by this Agreement.

10.2 Amendments

Save as otherwise provided in this Agreement, this Agreement may only be amended in writing by means of an instrument signed by each of the parties.

10.3 Counterparts and Language

This Agreement shall be executed in two copies, each of them constituting an original, and shall be provided within the Effective Date with a translation into Italian for convenience purposes only, provided, however, that the Parties agree that the English language shall prevail under any circumstances.

11. NOTICES

11.1 Notices

Any notice or other communication given or made under or in connection with the matters contemplated by this Agreement shall be in writing and in English. Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given: (i) if delivered personally or sent by mail or by courier, on delivery; (ii) if sent by facsimile, on receipt.

11.2 Addresses

The relevant addressee and address of each party for the purposes of this Agreement are:

Seller:	Buyer:	Nanogen US:

Amplimedical S.p.A. Via Ripamonti no. 131/133, Milan, Italy To the attention of Franco Moscetti	Nanogen Advanced Diagnostics, S.r.L Via Fermi no. 44 Assago, Italy To the attention of David Ludvigson	Nanogen Inc. 10398 Pacific Center Court, San Diego, CA 92127 United States To the attention of Chief Executive Officer

Copied to: Alessandro Chiono	Copied to: Merl Hoekstra	Copied to: General Counsel

11.3 Election of Domicile

The Parties hereto, for the purpose of this Agreement elect domicile at the addresses indicated above.

11.4 Change of Address

A party may notify the other party to this Agreement of a change to its name, relevant addressee, domicile, address or facsimile number, which change shall be effective when such notification is deemed to have been received pursuant to this Article 11.

12. COSTS AND EXPENSES

12.1 Each Party to Bear Own Negotiations Costs

Save as otherwise stated in any other provision of this Agreement, each party shall pay its own costs and expenses in relation to the negotiations leading up to the sale of the Diagnostic Business and to the preparation, execution and carrying into effect of this Agreement and all other documents referred to in it.

12.2 Finder’s Fee

Seller shall be responsible for any broker’s or finder’s fee or other similar fee or commission due to any agent, broker, investment firm or person contracted by Seller in connection with any of the transactions contemplated by this Agreement.

Buyer shall be responsible for any broker’s or finder’s fee or other similar fee or commission due to any agent, broker, investment firm or person contracted by Buyer in connection with any of the transactions contemplated by this Agreement.

12.3 Expenses

All stamp, notarial fees, transfer, registration and other similar taxes, duties and charges, payable in connection with the sale or purchase of the Diagnostic Business under this Agreement shall be borne by the Buyer. The Seller shall pay and be responsible for paying the income tax on any gains realized or recognized pursuant to this Agreement.

13. INVALIDITY

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement.

14. GOVERNING LAW AND JURISDICTION

14.1 This Agreement shall be governed by and construed in accordance with the laws of Italy.

14.2 Any and all disputes arising out of this Agreement and the performance thereof shall be deferred to arbitration according to the rules of Article 806 of the Italian Code of Civil Procedure. The arbitration shall be “in law – di diritto”; the seat of the arbitration shall be Milan, and the arbitration panel shall be composed by three arbiters, two appointed by each party and the third by the previously appointed arbiters. In the case one of the parties fails to appoint its own arbiter or in the event of the two previously appointed arbiters to appoint the third arbiter, the president of the Milan Bar Association shall appoint the missing arbiter(s).

14.3 Seller’s parent company Amplifon S.p.A. executes this Agreement in sign of acceptance of this provision.

/s/ PAOLO BOFFANO	/s/ DAVID LUDVIGSON

Amplimedical S.p.A.	Nanogen Advanced Diagnostic S.r.l.

Name: Paolo Boffano Title: Amministratore Delegato	Name: David Ludvigson Title: Presidente

Nanogen Inc. Name: Title:

/s/ FRANCO MOSCETTI

Amplifon S.p.A. for acceptance of

Articles 2, 5, 9.2 and 14 and of the

Schedules, including without limitation

Schedule 5.1 and Schedule 5.2 of this

Agreement

Name: Franco Moscetti

Title: Amministratore Delegato

SCHEDULE 5.1

REPRESENTATIONS AND WARRANTIES

Seller represents and warrants to Buyer and Nanogen US as of the date hereof that the statements contained in this Agreement (including this Schedule) are true, correct and complete, except as set forth in the disclosure schedule dated and delivered as of the date hereof by Seller to Buyer (the “Seller Disclosure Schedule”).

1. CAPACITY OF THE SELLER

1.1 The Seller has the requisite power and authority to enter into and perform this Agreement.

1.2 This Agreement constitutes binding obligations of the Seller.

1.3 The execution and delivery of, and the performance by the Seller of its obligations under, this Agreement will not:

(a) result in a breach of any provision of the articles of association or by-laws of the Seller;

(b) result in a breach of, or constitute a default under, any instrument to which the Seller is a party or by which the Seller is bound and which is material in the context of the transactions contemplated by this Agreement;

(c) result in a breach of any existing order, judgment or decree of any court or governmental authority by which the Seller is bound and which is material in the context of the transactions contemplated by this Agreement; or

(d) require the Seller to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority.

2. ORGANIZATION AND GOOD STANDING

The Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, has all requisite power to own, lease and operate its properties and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification.

3. REVENUES AND CONTRIBUTION MARGINS

Schedule 3.2 to this Agreement accurately reflects: (i) the net revenues of the Diagnostic Business, as determined in accordance with the applicable accounting standards consistently applied in each of the fiscal years ending December 31, 2004 and December 31, 2005 which have not been less than € 7,227,938.25 and € 8,158,939.00 respectively; (ii) the breakdown of the Diagnostic Business’s revenues for the fiscal years ending December 31, 2004 and December 31, 2005, by customer and by product line; and (iii) the contribution margins of the Diagnostic Business, as determined in accordance with the applicable accounting standards consistently applied in each of the fiscal years ending December 31, 2004, and December 31, 2005 which, as indicated in the Profit and Losses table included in Schedule 3.2, have not been less than € 2,439,977.07 (electrophoresis included) and €2,500,611.06 (electrophoresis excluded), respectively.

4. TAXES

4.1 The Buyer has obtained, with the Seller’s consent, the tax certificate provided in Article 14, paragraph 3, of D.L. 18.12.1997 n. 472 which is attached as Schedule A to the Agreement.

4.2 The Diagnostic Business is not subject to any Lien or levy for direct or indirect taxes, impost, social security payment or contribution (collectively “Taxes”) and neither Buyer will become directly or indirectly liable for, and no claim or Lien will be placed upon the any part of the Diagnostic Business with respect to: (a) any Taxes attributable to the ownership or use of the Diagnostic Business by the Seller with respect to periods prior to and including the date of execution of this Agreement, or (b) any other Taxes imposed upon, or attributable to the actions or activities of, the Seller, or attributable to the Diagnostic Business with respect to periods prior to and including the date of execution of this Agreement. Except for what disclosed in the Seller Disclosure Schedule, there is no action or audit now proposed, threatened or pending against, or with respect to the Seller in respect of any Taxes. There is no dispute or claim concerning any liability for Taxes with respect to the Seller for which notice has been provided, or which is asserted or threatened, or which is otherwise known to the Seller and there are no fiscal matters under discussion, audit or appeal within any governmental entity which will result in a Lien or levy on the Diagnostic Business. No claim has ever been made by an authority in a jurisdiction where the Seller does not file tax returns that the Seller is or may be subject to tax by that jurisdiction. The Seller has duly and timely withheld all Taxes and other amounts required by law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any person, including any Transferred Employees, officers or directors and any non-resident person), and has duly and timely remitted to the appropriate governmental entity such Taxes and other amounts required by Law to be remitted by it. The Seller has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, required by law to be collected by it and has duly and timely remitted to the appropriate governmental entity any such amounts required by law to be remitted by it.

5. INVENTORY

Except as specifically reserved in Schedule 3.2 of this Agreement each item of Inventory is free of any material defect or there are any deficiency and are of a quality, quantity and condition useable and sellable in the ordinary course of the Diagnostic Business and the quantities of each item of Inventory are reasonable in present circumstances of the Diagnostic Business and none of the Inventory is obsolete or short-dated. Schedule 2.1 (g) of this Agreement provides an accurate and complete description of all Inventory (including value at cost) transferred to Buyer as of the Effective Date and no such Inventory is held on consignment.

6. COMPLIANCE WITH LAW

Except as disclosed in the Seller Disclosure Schedule, the Seller has conducted, and is conducting, the Diagnostic Business in compliance with all applicable laws and regulations, the Business Authorizations listed in Schedule 2.1.(a) of this Agreement, the requirements for certification pursuant to ISO 13485 and ISO 9001 (“ISO Requirements”) and European Directive 98/79/CE. No event has occurred and no circumstances exist, and the Seller has not received notice regarding any circumstance or condition, that (with or without the passage of time or the giving of notice) may result in a violation of, conflict with or failure to conduct the Diagnostic Business in compliance with said Business Authorizations, ISO Requirements and European Directive.

7. BUSINESS AUTHORIZATIONS

7.1 Schedule 2.1.(a) of this Agreement sets forth all of the Business Authorizations owned by the Seller. Such Business Authorizations are valid and in full force and effect, free and clear of all Liens, or limitations and shall be transferred to the Buyer upon execution of this Agreement. No event has occurred and no circumstances exist, and the Seller has not received notice regarding any circumstance or condition, that (with or without the passage of time or the giving of notice) may result in a violation of, conflict with, default or failure to comply with the terms of, or the revocation, withdrawal, termination, cancellation, loss, refusal to renew, suspension or modification of any Business Authorizations.

7.2 To the Seller’s knowledge and except for what disclosed in the Seller Disclosure Schedule all products comprised in the Diagnostic Business have, and currently are, being developed, manufactured, tested, modified, stored, packaged, labeled, marketed, sold, distributed, or commercialized in compliance with applicable laws, regulations and ISO Requirements and are eligible for certification under ISO 13485 and ISO 9001. None of such products have been subject to voluntary withdrawal from the market or recalled or subject to any governmental authority correction or removal requirements, and Seller has not received notice of any proceeding seeking a corrective action, recall, suspension, or seizure of any such products or any withdrawal of any such products from the market. To the Seller’s knowledge and except for what disclosed in the Seller Disclosure Schedule, all manufacturing facilities related to the Diagnostic Business are operated, and Books and Records maintained, in compliance with applicable laws and regulations and ISO Requirements.

7.3 To the Seller’s knowledge, all trials conducted, supervised or monitored by the Seller related to the Diagnostic Business have been conducted in compliance with all applicable laws and regulations and no such trial has been suspended, terminated, or voluntarily withdrawn because of deficiencies attributed to the Seller. True, complete and accurate copies of the technical files of the products comprised in the Diagnostic Business have been put at the Buyer’s disposal for examination, except for what disclosed in the Seller Disclosure Schedule.

7.4 No governmental authority has served any notice, warning letter, regulatory letter, inspection report, or any other similar communication on the Seller indicating that it is in violation of any applicable laws, regulations, or subject to any pending, threatened or anticipated investigation, proceeding, review, or inquiry, nor to Seller’s knowledge are there any circumstances which might reasonably be expected to lead to any loss of, or refusal to renew, any of the Business Authorizations.

7.5 The Seller has not willingly made any untrue statement of a material fact or fraudulent statement to any governmental authority, or knowingly failed to disclose a material fact required to be disclosed to any governmental authority, or willingly committed an act or failed to act in a manner that could reasonably be expected to result in the application of any governmental authority’s fraud, untrue statements, bribery and illegal gratuities or similar policies.

8. PERSONAL PROPERTY ASSETS

8.1 Schedule 2.1.(e) of this Agreement sets forth a complete and accurate list of all Equipment specifying whether such Equipment is owned or leased, the location of such Equipment and, in the case of leased assets, indicating the parties to, execution dates of and annual payments under, the applicable lease. Schedule 2.1.(e) of this Agreement also includes a list of Equipment owned by the Seller and assigned in use or leased to third parties, as well as the name of such third parties, and location. Schedule 2.1.(e) also indicates the aggregate net book value of the Equipment.

8.2 The Seller has good and transferable title to all Equipment, free and clear of all Liens. This Agreement will effectively vest in Buyer good, valid and marketable title to all the Equipment free and clear of all Liens.

8.3 All leases under which Equipment is leased are in full force and effect and constitute valid and binding obligations of the other party(ies) thereto, and the Seller is not in breach of any of the terms of any such lease.

8.4 Except as disclosed in the Seller Disclosure Schedule, to the Seller’s knowledge all Equipment is structurally sound, is in good operating condition and repair (normal wear and tear excepted) and is usable in the ordinary course of the Diagnostic Business. There are no facts or conditions affecting such Equipment that could interfere in any material respect with their use or operation in the Diagnostic Business.

9. REAL PROPERTY

9.1 The Seller does not own any real property related to the Diagnostic Business.

9.2 The Seller Disclosure Schedule (i) contains a complete and accurate list of all real property leased, subleased or otherwise occupied by the Business (the “Leased Real

Property”) (ii) identifies the lessor, rental rate, lease term, and expiration date, as well as providing a brief description of the premises covered by said leases and the facilities located on such premises. Except as disclosed in the Seller Disclosure Schedule, the leases relating to the Leased Real Property (“Real Property Leases”) have not been altered or amended and are in full force and effect. There are no contracts between the landlord and tenant, or sublandlord and subtenant, or other relevant parties, relating to the use and occupation of the Leased Real Property, other than as contained in the Real Property Leases. The Seller has the sole right to use, and is in sole possession and occupancy of, the Leased Real Property.

9.3 To the Seller’s knowledge, all interests held by the Seller as lessee or occupant under the Real Property Leases are free and clear of all leases and sub-leases, restrictions, development or similar agreements, easements, rights-of-way, title defects, options, rights to purchase or Liens of any kind or character whatsoever.

9.4 There are no outstanding defaults (or events which would constitute a default with the passage of time or giving of notice or both) under the Real Property Leases on the part of the Seller or, to Seller’s knowledge, on the part of any other party. The Seller has not waived, or omitted to take any action in respect of any material rights under any of the Real Property Leases.

9.5 To the Seller’s knowledge and except for what disclosed in the Seller Disclosure Schedule, no part of the Leased Real Property is subject to any zoning building or use restriction that restricts or would restrict or prevent the use and operation of the Leased Real Property as it has been used or operated in the ordinary course in the past by the Seller.

9.6 To the Seller’s knowledge, there are no matters affecting the right, title and interest of the Seller in and to the Leased Real Property which, in the aggregate, would materially and adversely affect the ability of the Buyer to carry on the Diagnostic Business upon the Leased Real Property.

10. INTELLECTUAL PROPERTY

10.1 Schedule 2.1.(f) of this Agreement contains a complete and accurate list and particulars of (i) all Intellectual Property owned by the Seller that is registered; and (ii) all Intellectual Property owned by the Seller that is not registered other than trade secrets and immaterial unregistered Intellectual Property.

10.2 Schedule 2.1.(f) of this Agreement lists (including the parties to and exclusivity or non-exclusivity of) all licenses, sublicenses and other agreements pursuant to which (i) a third party authorizes the Seller to use, practice any rights under, or grant sublicenses with respect to, any Intellectual Property related to the Diagnostic Business owned by a third party (“In-Bound Licenses”), other than “shrink-wrap” and similar commercially available end-user licenses; (ii) the Seller authorizes a third party to use, practice any rights under, or grant sublicenses with respect to, any Intellectual Property (“Out-Bound Licenses”); and (iii) agreements between the Seller and any third party relating to the development or use of any Intellectual Property.

10.3 The Seller exclusively owns, or otherwise rightfully uses or enjoys pursuant to the terms of a valid and enforceable In-Bound License, the entire right, interest and title to all Intellectual Property and, except as disclosed in the Seller Disclosure Schedule, all of the Intellectual Property will be transferred pursuant to this Agreement free and clear of Liens and without the payment of fees, royalties or other amounts.

10.4 With respect to any Intellectual Property that has been registered, the Seller has (i) paid all registration, maintenance and renewal fees and (ii) filed all documents and certificates currently required to be filed with such governmental entities to maintain the registration, or application for registration, of such Intellectual Property. All Intellectual Property is in good standing, held in compliance with all applicable legal requirements, subsisting, valid, and enforceable, and no Intellectual Property has been adjudged invalid or unenforceable in whole or in part.

10.5 Seller is not aware of any challenges (or any basis therefor) with respect to the ownership, use, validity or enforceability of any Intellectual Property. The Seller has not taken any action or failed to take any action that could reasonably be expected to result in the abandonment, non-renewal, cancellation, forfeiture, relinquishment, invalidation, or waiver of any Intellectual Property. The Seller has paid all royalties, fees, amounts, sums due for the rightful use of the Intellectual Property.

10.6 None of the Intellectual Property is subject to any outstanding consent, settlement, or order restricting the use of such Intellectual Property or that could impair the validity or enforceability of such Intellectual Property.

10.7 Except as disclosed in the Seller Disclosure Schedule, the operation of the Diagnostic Business has not and, as currently conducted, does not conflict with, infringe upon, dilute, misappropriate, or otherwise unlawfully use or violate, the intellectual property of any third party. None of the processes currently used by the Seller in the Diagnostic Business or any of the properties or products currently sold by the Seller or Intellectual Property used by the Seller infringes the intellectual property of any other person or entity. The Seller has not received any communication alleging that the Seller has violated or, by conducting the Diagnostic Business as currently conducted, would violate, any intellectual property of a third party nor is there any basis therefor. Neither the Seller nor, to the Seller’s knowledge any employee of the Seller, has used without authorization, infringed, misappropriated or otherwise violated, or is using without authorization, infringing, misappropriating or otherwise violating, any Intellectual Property. The Seller has not entered into any Contract granting or authorizing any person to bring, enforce or control any infringement proceedings with respect to any Intellectual Property, or agreeing to indemnify any person against infringement or agreeing with any person not to sue or otherwise enforce any legal rights with respect to any Intellectual Property.

10.8 Except as disclosed in the Seller Disclosure Schedule, the Seller has maintained the confidentiality of all proprietary information related to the Diagnostic Business.

10.9 To the Seller’s knowledge, no employee, consultant or contractor of the Seller has been or is, by performing services for the Diagnostic Business, in violation of any term of any employment, invention disclosure or assignment, confidentiality or noncompetition agreement or other restrictive covenant or any order as a result of such employee’s, consultant’s or contractor’s employment in the Diagnostic Business or any services rendered by such employee, consultant or contractor.

10.10 No Intellectual Property, in whole or in part, incorporates or was developed from any software that is distributed as free software, open source software or similar licensing or distribution models.

11. CONTRACTS

11.1 Schedule 2.1.(d) of this Agreement lists fully and completely all the Contracts which are part of the Diagnostic Business. Aside from what is specifically listed therein, the Seller is not a party to, or bound by, in each case related to the Diagnostic Business, nor transfers to the Buyer as part of the transfer of the Diagnostic Business any of the following:

(a) any Contract or series of related Contracts for the purchase or sale of materials, supplies, goods, services, equipment or other assets that involves (A) annual payments by the Seller of €25,000 or more, or (B) aggregate payments by the Seller of €50,000 or more; or (C) annual minimum sales of €25,000 or more, or (D) pursuant to which the Seller received payments of more than €25,000 in the year ended December 31, 2005; or (E) the purchase or supply of the requirements for any product or service, or (F) that contains any most favored customer pricing provisions;

(b) any OEM Agreement, or any partnership, joint venture or similar Contract;

(c) any distribution, dealer, representative or sales agency Contract, or Contract requiring the Diagnostic Business to work exclusively with any person;

(d) any contract for the lease of equipment or property;

(e) any Contract which provides for the indemnification by the Seller of any person, the undertaking by the Seller to be responsible for indirect or consequential damages, or the assumption by the Seller of any Tax, environmental or other liability;

(f) any Contract for any capital expenditure or leasehold improvement in any one case in excess of €25,000 or any such Contracts in the aggregate greater than €100,000;

(g) any Contract which restrains the ability of the Seller to (A) to engage or compete in any manner or in any business, or (B) acquire, sell or provide, or purchase or receive, goods or services to, or from, any person;

(h) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(i) any Contract imposing any confidentiality, or similar obligation; and

(j) any Contract that is otherwise material to the Seller and not previously disclosed pursuant to this Section 11.1.

11.2 To the Seller’s knowledge and except as disclosed in the Seller Disclosure Schedule, each Contract listed in Schedule 2.1.(d) is valid and enforceable in accordance with its terms, will be fully transferred to the Buyer and there is nor will be as a result of the transactions contemplated by this Agreement no grounds of termination or withdrawal for just cause attributable to the Seller that may be exercised by any such contractual parties.

11.3 Except for what disclosed in the Seller Disclosure Schedule, the Seller has complied, and is in compliance, with, and to Seller’s knowledge, all other parties thereto have complied, and are in compliance, with the provisions of each Contract. The Seller has not given or received notice to or from any person relating to any default or alleged or potential default that has not been cured. No event has occurred which with or without the giving of notice or lapse of time, or both, may conflict with or result in a breach of, or give any person the right to exercise any remedy or to accelerate, cancel, terminate or modify any Contract.

12. SUFFICIENCY FOR THE DIAGNOSTIC BUSINESS

Except for what disclosed in the Seller Disclosure Schedule, the Inventory, Equipment, Contracts, Intellectual Property, and Business Authorizations will be sufficient for the conduct and operation of the Diagnostic Business by Buyer in the same manner as currently conducted and operated by the Seller. None of the Excluded Assets and Liabilities is material to or necessary for the conduct or operation of the Diagnostic Business.

13. LITIGATION

Except for what disclosed in the Seller Disclosure Schedule, there is no action, suit or proceeding, claim, arbitration, litigation or investigation (each, an “Action”) (i) pending or, to Seller’s knowledge, threatened against or affecting the Seller with respect to the Diagnostic Business, or (ii) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Seller’s knowledge, no event has occurred or circumstances exist that may give rise or serve as a basis for any such Action. There is no Action against any current or, to Seller’s knowledge, former director or employee of the Diagnostic Business with respect to which the Seller has or is reasonably likely to have an indemnification obligation. There is no unsatisfied order or penalty related to the Diagnostic Business.

14. EMPLOYMENT, CONSULTANCY AND AGENCY MATTERS

14.1 Schedule 2.1.(i) of this Agreement sets forth (i) a list of all Transferred Employees (including title, position and location employed), of the Diagnostic Business and (ii) the base and incentive compensation, vacation and benefits, if any, of such Transferred Employees, (iii) the agreements with the trade unions relating to the Transferred Employees.

14.2 Schedule 2.1.(j) of this Agreement sets forth (i) a list of all Transferred Agents of the Diagnostic Business and (ii) the commissions agreed with the Transferred Agents;

14.3 There have not been, and there are not pending or, to Seller’s knowledge, threatened, any labor disputes, due to labor disagreements or any actions or arbitrations that involve the Transferred Employees or Transferred Agents. To the Seller’s knowledge, no event has occurred or circumstance exist that may provide the basis of any labor dispute in connection with the Diagnostic Business.

14.4 Each of the Transferred Employees has been regularly recorded in the appropriate books of the Seller together with the aggregate compensation and all benefits payable to or on behalf of each of them, all in accordance with applicable laws and regulations. All salaries, indemnities or compensation due (including any overtime, bonuses or other fringe benefits) have been duly and timely paid to each of them and no notice, claim or request seeking payment of indemnities, fees or other amounts of any kind has been delivered or otherwise communicated to the Seller.

14.5 The Seller has complied with each, and is not in violation of any, laws and regulations relating to the engagement of the Transferred Employees, including but not limited to, occupational health and safety, workers compensation, workplace safety and insurance, or labor relations.

14.6 The Seller has duly paid all wages, compensation, indemnities, social security contributions due to the Transferred Employees and Transferred Agents and has filed all reports, information and notices required under any applicable laws and regulations. The Seller and the Diagnostic Business have not been and are not subject to any additional or penalty assessment under workers compensation or social security legislation which has not been paid or has been given notice of any audit.

15. ENVIRONMENTAL

15.1 To the Seller’s knowledge, all operations of the Seller relating to the Diagnostic Business or conducted on the Leased Real Property, and the Leased Real Property itself while occupied by the Seller, or, to Seller’s knowledge any predecessors in title, have been and are now, in compliance with all applicable environmental laws and regulations, including, without limitation, compliance with laws and regulations on release of hazardous substance from the Diagnostic Business into the environment.

15.2 All Business Authorizations are valid and in full force and effect, have been and are being complied with, and there have been and are no proceedings commenced or threatened to revoke or amend any of them.

15.3 The Diagnostic Business has not been or is not now the subject of any order, judgment or decree pursuant to any applicable environmental laws or regulations, nor to Seller’s knowledge has any investigation or evaluation been commenced or threatened as to whether any such order, judgment or decree is necessary, nor has any threat of any such order, judgment or decree been made nor are there any circumstances which could result in the issuance of any such order, judgment or decree with respect to the Diagnostic Business.

15.4 The operations of the Diagnostic Business as presently conducted, has not and will not result in the release of any hazardous substance at levels which exceed decommissioning or remediation standards under any applicable environmental laws and regulations or standards published or administered by any governmental authority responsible for establishing or applying such standards.

16. INSURANCE

The Seller Disclosure Schedule sets forth (i) an accurate and complete list of each insurance policy which covers the Diagnostic Business and the Seller with respect to the Diagnostic Business (the “Policies”), it being understood that such Policies are not transferred to the Buyer as part of the Diagnostic Business. There are no pending claims under any of such Policies with respect to the Diagnostic Business as to which coverage has been questioned, denied or disputed by the insurer or in respect of which the insurer has reserved its rights.

17. PRODUCT WARRANTY

17.1 There are no warranties (express or implied) outstanding with respect to any products or any services rendered in connection with the Diagnostic Business, beyond those provided by law and set forth in the rules and requirements of each single tender for which the Seller has been awarded the status of awarded supplier as per Schedule 2.1.(b) to this Agreement, copies of which have been put at the Buyer’s disposal for examination.

17.2 To the Seller’s knowledge, there are no material design, manufacturing or other defects, latent or otherwise, with respect to any products comprised within the Diagnostic Business and such products are not toxic when used in accordance with their intended use. Each product contains all warnings required by applicable laws and regulations and such warnings are in accordance with reasonable industry practice.

18. SUPPLIERS AND CUSTOMERS

18.1 All product suppliers and consultants listed in Schedule 2.1.(d) are with respect to the Diagnostic Business: (i) suppliers from whom purchases exceeded €25,000 in the year ended December 31, 2004 or December 31, 2005 or that are otherwise material to the Diagnostic Business; (ii) suppliers who constitute a sole source of supply to the Diagnostic Business.

18.2 No supplier or customer listed in the Schedule 2.1 (d) has canceled or otherwise terminated, or threatened to cancel or otherwise terminate, its relationship with the diagnostic business; the Seller has not received notice that any such supplier or customer may cancel, terminate or otherwise materially and adversely modify its relationship with the diagnostic business or limit its services, supplies or materials to the diagnostic business, either as a result of the consummation of the transactions contemplated by this agreement, or the insolvency of any such supplier or customer, or otherwise.

19. COMPLETENESS OF DISCLOSURE

No representation or warranty or statement made by the Seller in this Agreement, the Seller Disclosure Schedule, or any document furnished or to be furnished to Buyer pursuant thereto or in connection therewith contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make any statement therein not misleading.

SCHEDULE 5.2

Indemnification for Breaches of Seller’s Representations and Warranties

1. General Principle. In the case of

(a) a breach by Seller of any of the representations and warranties made by Seller herein,

(b) a breach by Seller of its obligations and covenants set forth in this Agreement (to the extent not regulated otherwise by other specific provisions of this Agreement),

Seller shall indemnify and hold harmless the Buyer and Nanogen US against and from resulting costs, losses, damage, liabilities and expenses including reasonable professional fees and out-of-pocket costs of investigation, litigation, settlement, judgment and interests (hereinafter collectively referred to as the “Losses”) within the extent and limits defined in this Schedule 5.2.

2. The Extent and Limits of Seller’s Liability

2.1 General Principles on the Extent and Limits

(a) Any event or circumstance which could be regarded as a breach of the representations and warranties, shall not result in any liability of the Seller if the event or circumstance was explicitly referred to or disclosed in the Seller’s Disclosure Schedule. This provision does not apply to the Argene dispute and to tax disclosure for which the Seller is still liable for indemnification as provided under this Agreement.

(b) No Losses shall give rise to any liability of the Seller if the Buyer has not given the Seller first the opportunity to remedy the breach within a reasonable period of time after such breach was notified to Seller by Buyer.

(c) The Seller shall in no event be liable for consequential damages, lost profits and internal overhead costs incurred by the Buyer.

(d) In the event that any Losses occur or may occur, the Buyer shall use its commercially practicable efforts to mitigate and recover the Losses, and the Seller shall not be held liable to the extent Losses are caused by a failure of the Buyer to take such action.

2.2 Extent and Limits of the Amount of Seller’s Liability.

(a) Seller shall only be liable to Buyer for any Losses if the aggregate amount of the Losses exceeds the sum of Euro 50,000 (fifty thousand Euros), and Seller shall only be liable for the excess up to the maximum amount of Euro 2,500,000 (two million five hundred thousand Euros).

(b) Any amount(s) due by Seller pursuant to the preceding provisions shall be reduced by:

(i) any payment made to Buyer by a third party, including any insurance company under any applicable insurance policies, except those insurance policies entered into by the Buyer, in relation to the subject matter of the relevant claim;

(ii) any tax savings, if any, to Buyer deriving from the Losses, which shall be calculated taking into account the tax impact of the indemnification on the Buyer.

2.3 Extent and Limits of the Seller’s Liability in Time.

In no event shall Seller be liable to Buyer in respect of:

(i) any actual or alleged breach of the representations and warranties contained in this Agreement which is notified in writing to Seller later than 36 (thirty-six) months after the date of this Agreement; or

(ii) any actual or alleged breach of the representations and warranties concerning Taxes and Employees contained in this Agreement which is notified in writing to Seller later than thirty (30) Business Days following the date on which any claim by the competent authorities or other interested party or parties in respect of matters covered by such representations and warranties is finally barred by statute of limitations.

3. Handling of Third Party Claims

If any event occurs which might give rise to Seller’s liability under this Schedule or under any other provision of this Agreement, the following provisions shall apply:

(a) Within fifteen (15) days from the date on which such event has occurred, or, in case of any claim, action, suit or proceeding asserted or initiated against Buyer by a third party (hereinafter referred to as a “Third Party Claim”), within fifteen (15) days from the claim or action or within any shorter term required to enable Seller to participate in the relevant defense within the applicable period available for an appeal or other legal remedy, Buyer shall give written notice to Seller of such event providing all reasonable information and documentation in its possession relating thereto and shall specify all amounts the payment of which is requested from Buyer in connection therewith.

(b) Seller shall have the right to control the defense of any Third Party Claim, designating one or more attorney(s) of its choice, in which case the Buyer undertakes to grant such attorney(s) (jointly with other attorney(s) of the Buyer, if the Company so chooses) the necessary powers.

(c) Regardless of whether or not Seller has decided to conduct or direct the defense, (i) Buyer shall properly and diligently defend any Third Party Claim and shall refrain from taking any action which could prejudice the defense of Seller’s interest hereunder; (ii) Seller shall at any time have the right to control, to the extent possible, the defense, which shall include all correspondence and discussions with any third party and/or Public Authority, (iii) Buyer shall comply with any instructions by Seller (or any representative appointed by Seller) regarding the defense; (vi) in no event shall Buyer acknowledge or settle the claim without Seller’s prior written consent.

(d) If Seller decides to control the defense, Buyer shall fully cooperate with Seller in the defense and grant Seller and its representatives access to all relevant books and records and the premises and employees of the Diagnostic Business, to the extent reasonably deemed necessary or appropriate by Seller in connection with the defense. In the case of any Third Party Claims relating to any environmental matters, this shall include Seller’s right to investigate the premises. If and as long as Seller has not decided to control the defense, Buyer shall regularly (in intervals as requested by Seller) inform Seller about the status of the matter and promptly notify Seller of all material correspondence or other actions or developments in connection with the Third Party Claim.

(e) To the extent that Seller is in breach of a representation, covenant or agreement, all costs and expenses incurred by Seller in defending the Third Party Claim shall be borne by Seller. If it turns out that Seller was not in breach, any costs and expenses incurred by Seller in connection with the defense (including advisors’ fees and internal costs of its staff) shall be borne by Buyer.

(f) With respect to Taxes, the following shall apply: If, after the Effective Date, any tax authority informs the Buyer of a proposed audit, assessment, dispute or other circumstance relating to any tax with respect to which Seller may incur any liability under this Agreement, Buyer shall notify in writing Seller of such matter. Buyer’s notice shall be given within forty (40) business days after Buyer has received the relevant information from the tax Authority, or at any earlier date if required to enable Seller to participate in any tax audit or to review the relevant tax assessment within the applicable period available for an appeal or other legal remedy. If Buyer has reason to believe that a payment is to be made by Seller pursuant to any provision hereof, such notice shall state the amount of any tax that has to be paid by Buyer and must be accompanied by evidence reasonably necessary to determine the fact, amount and payment by Buyer. Buyer agrees:

(i) to give Seller the opportunity to participate in any audits and disputes, both administrative and judicial, and any other proceedings related to any tax for any tax period prior to the Effective Date,

(ii) to comply with any instructions given by Seller in relation to the conducting of such proceedings, and

(iii) to challenge and litigate any tax assessment or other decision of any tax Authority related to such tax. In all other respects, the preceding paragraphs of this paragraph 3 shall apply to the defense against any tax assessment or tax related proceedings.

(g) The failure by Buyer to comply with any of the obligations under this paragraph 3 shall release Seller from its respective indemnification obligation hereunder.

4. Bank Guarantee

As guarantee of payment of any amounts arising out of claims asserted against the Seller pursuant to the representations and warranties included in this Agreement, the Seller and/or Amplifon S.p.A. shall deliver to Buyer, at the execution of this Agreement, a bank guarantee, issued by a primary Italian bank in a form satisfactory to the Buyer, for an amount equal to € 2,500,000.00 (two million five hundred thousand Euros), effective until June 30, 2009. However, in case on or before April 19, 2009 Buyer notifies Seller of any actual or alleged breach of the representations and warranties, Seller agrees to deliver to Buyer further bank guarantees, effective for terms of 1 year each, until the relevant claim has been finally resolved.

5. Survival and Warranty Period

Notwithstanding paragraph 2.3 above, all representations and warranties contained in this Agreement shall survive and have the validity until the expiration of the relevant right or claim statute of limitation. In the event of notice of claim for indemnification under this Agreement is given within the above term of validity, the representation and warranty that is the subject of such indemnification claim shall survive with respect to such claim until such claim is finally resolved.